UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DANDRIT BIOTECH USA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

236078101

(CUSIP Number)

Karsten Ree Holding B ApS

Generatorvej 8D

2860 Soborg. Denmark

Telephone - +4588336010

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 71647K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Karsten Ree Holding B ApS IRS Identification Number : N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC - Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 500,000 shares 8. Shared Voting Power: N/A 9. Sole Dispositive Power: 500,000 shares 10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 5.52%
14.	Type of Reporting Person (See Instructions): CO -Danish company (ApS)

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of DanDrit Biotech US, Inc.., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is as follows:

DanDrit Biotech A/S

Fruebjergvej 3 Box 62

2100 Copenhagen, Denmark

Item 2. Identity and Background.

The Reporting Person filing this statement is Karsten Ree Holding B ApS, a Danish company, whose business address is located at Generatorvej 8D, Soborg 2860, Denmark. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the subject securities via using its cash from working capital in an amount equal to 3,000,000 USD.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the subject securities solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. The Reporting Person has the power to direct the voting and/or disposition of the shares of Common Stock it owns.

(c) The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

(d) None

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: March 2, 2015

Karsten Ree Holding B ApS

By:	/s/ Rene Eghammer
Name:	Rene Eghammer
Title:	Director